Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-195969 on Form S-8 of PBF Logistics LP of our report dated May 4, 2015, relating to the combined financial statements of the Delaware City Products Pipeline and Truck Rack (which report expresses an unqualified opinion including an explanatory paragraph referring to the combined financial statements being prepared from the separate records maintained by subsidiaries of PBF Energy Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Delaware City Products Pipeline and Truck Rack was operated as an unaffiliated company), appearing in this Current Report on Form 8-K of PBF Logistics LP dated May 4, 2015.

/s/ Deloitte & Touche

Parsippany, NJ

May 4, 2015